FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2013

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER NV.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 25 April 2013

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 25 April 2013
                                        1st Quarter Results

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2013

FIRST QUARTER: GROWTH MOMENTUM CONTINUES

First quarter highlights

• Underlying sales growth 4.9% with emerging markets up 10.4%

• Underlying volume growth 2.2%; pricing up 2.6%

• Turnover increased 0.2% to €12.2 billion including a negative currency impact of (3.5)%

• Disposals reduced turnover by (1.1)% reflecting the disposal of Skippy and the US Frozen Food business

• Quarterly dividend up 10.7% to €0.2690

Paul Polman: Chief Executive Officer statement

"We maintained good growth momentum in the first quarter despite challenging economies and the tough competitive environment. This performance is further evidence that Unilever is becoming fit to win and capable of delivering consistent growth ahead of our markets. Our strategy is working.

Emerging markets delivered double digit growth for the eighth successive quarter and represented over 57% of our turnover. This strong performance reflects the impact of our successful innovations, the introduction of our brands into new markets, improved product quality and competitive in-market execution.

Developed markets growth remained sluggish. Europe faced a particularly strong prior year comparator and whilst the overall performance was solid, the reported growth was held back by the slow start to the ice cream season and weakness in spreads.

The Unilever Sustainable Living Plan is becoming embedded across the business and increasingly driving our day-to-day decisions and actions, helping to drive increased sales whilst reducing costs and risks. Brands like Lifebuoy, Dove, Domestos, Knorr and Signal that have made sustainability central to their brand proposition continue to perform well. At the same time we have focused on eco-efficiencies in our factories. By reducing our usage of energy, water and materials, and by driving down waste, we release funds to invest in our brands and further drive growth.

We remain focused on achieving another year of profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow."

25 April 2013

OPERATIONAL REVIEW: CATEGORIES

	First Quarter 2013
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	12.2	4.9	2.2	2.6
Personal Care	4.4	8.3	5.6	2.6
Foods	3.4	(0.5)	(1.4)	0.9
Home Care	2.3	9.4	5.2	3.9
Refreshment	2.1	2.2	(1.6)	3.9

Our markets: Growth remained solid in emerging markets despite the continuing macro-economic headwinds, whilst developed markets remained sluggish.

Unilever overall performance: In this context Unilever delivered another quarter of good growth led by emerging markets which grew by 10.4% with a good balance between volume and price. Developed markets declined in the quarter against a high prior year comparator. We saw continued strong growth from Home Care and Personal Care and modest growth from Refreshment, despite a much slower start to the ice cream season in Europe. Foods performance was mixed and whilst savoury and dressings held up well, the spreads category continued to be under pressure.

Personal Care
Growth in hair care was underpinned by a strong innovation programme and the continued introduction of our brands into new markets. For Dove, the successful Dove Damage Therapy range, the extension of the Dove Men+Care hair range and the launch of Dove hair products in Mexico continued to drive growth. TRESemmé continued to make excellent progress, building on last year's success in Brazil, and we saw a good early response to the launches in India and Indonesia. Clear continued to make good progress in the highly competitive US market and delivered strong growth in the emerging markets. Toni&Guy is now present in 17 countries and we have successfully launched the Nexxus Youth Renewal range in the United States.

Skin cleansing and care enjoyed good growth driven by innovation across the brands and geographies. Lifebuoy benefited from market development activities to encourage hand washing. Lifebuoy clini-care 10, which offers improved germ protection and skin care, was extended to Indonesia, Ghana and Kenya. Dove performance reflected the continuing success of Dove Nutrium Moisture shower gels and the growth of Dove Men+Care, including the launch of a range of male face products in Europe and North America. Innovations under the Vaseline brand included the Spray & Go moisturizer in North America and a new range of facial washes in South East Asia. In face care, activities include the launch of Pond's Flawless White BB+ and the extension of Axe to male face care in North America.

Deodorants started the year particularly strongly, powered by the success of the Axe Apollo launch which has been supported by both traditional and digital media in 60 countries and 45 languages. Rexona is making good progress assisted by the 'Do: More' campaign which integrates the new Lotus F1 Team variant. Dove remains a key growth driver through the success of Dove Men+Care deodorants and the Dove Maximum Protection range. Despite heightened competition we saw better growth in oral care driven by our strong programme of product innovation. Signal Expert Protection continues to make excellent progress. Close-Up 3 times fresher breath has been rolled out to more than 40 markets and White Now Triple Gold has been launched in China and Europe.

Foods
In Foods we continue to position our business for long term growth by enhancing the nutritional value of our products and seeking to improve food security, whilst at the same time strengthening the portfolio through the accelerated divestment of non-core food brands such as Skippy. Savoury and dressings continued to grow in the first quarter, underpinned by innovations such as Knorr jelly bouillon variants, now in more than 35 markets, and baking bags, now in more than 40 markets. In dressings, Hellmann's growth was driven by market development activities encouraging new uses of mayonnaise and the launch in Europe of a superior squeeze pack. Hellmann's celebrates its 100th birthday in the United States this year with activities to strengthen the brand's 'real mayonnaise' credentials.

Spreads declined, driven by lower volumes in a tough promotional environment. Market dynamics are not currently in our favour with consumers switching to alternatives. Despite the success of recent innovations such as Flora Buttery and liquid margarines, which have now been launched in Turkey under the Becel brand, we have more to do to communicate the improved taste and health benefits of our margarines to consumers.

Home Care
Laundry delivered broad-based growth ahead of our markets despite intense competition. This performance reflected our strong innovaton programme, including the introduction of improved Brilhante in Brazil, offering superior cleaning and whiteness, the new Surf super-sensorials range and the Philippines launch of Breeze in the 'Dirt is Good' position. Fabric conditioners made a good contribution to the growth, helped by the launch of Comfort anti-bacterial in Thailand and the success of the super-sensorial range.

Household care started the year well, growing ahead of the market with strong performances from our dishwash brands in Asia and Europe. The household cleaners brands benefitted from impactful innovations such as the introduction of the Cif easy lift technology for streak-free shine, the launch of Domestos toilet blocks in Turkey and Domestos toilet strips in Central Europe. Both Cif and Domestos were launched in Brazil during the quarter.

Refreshment
Ice cream was up slightly despite a high prior year comparator and the extremely cold weather conditions which prevailed in much of Europe. Magnum, now a €1 billion brand, continued to make good progress supported by the rollout of Magnum Gold?! to the United States,  the rollout of the '5 kisses' limited editions and the new pint format in Europe, and the launch of Magnum Pink and Magnum Black in Mexico and Turkey. Cornetto was relaunched in Europe, Mexico and South East Asia and we introduced a new Cornetto mini variant in Europe whilst Fruttare was launched in the United States.

The turnaround in tea which began last year continued with mid-single digit growth in the first quarter. Improved product quality, stronger mixes and improved in-market execution drove this performance. Lipton Yellow Label again drove growth in Russia, benefiting from patented technology to re-incorporate tea essence and deliver improved taste. This innovation was rolled out to Pakistan and the Middle East during the quarter. The Brooke Bond range of brands performed well in India and PG Tips in the UK grew in a strongly promotional market.

OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	First Quarter 2013
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	12.2	4.9	2.2	2.6
Asia/AMET/RUB	5.0	9.2	5.4	3.7
The Americas	4.1	6.1	2.0	4.0
Europe	3.1	(3.1)	(2.1)	(1.0)

Asia/AMET/RUB
AAR achieved €5 billion turnover in the first quarter. The strong growth performance was broad-based and driven by volume. We saw particularly good performances in Indonesia, Vietnam, Thailand, China and Turkey. Australia returned to growth despite tough markets.

Following the successful SAP implementation in Russia during the fourth quarter of 2012, the regional SAP platform is now widely deployed and operating successfully. The Kalina beauty brands acquired at the end of 2011 continued to make excellent progress.

The Americas
North America was stable, up 0.3%, with Personal Care growth ahead of our markets largely offset by a decline in spreads. The major innovations introduced in recent years, Magnum, Clear and Simple continue to make good progress. The disposal of Skippy in North America was completed during the quarter.

Latin America delivered another quarter of double-digit growth at 12.3%, driven by strong performances in Brazil and Argentina, where we were able to maintain volume growth whilst taking necessary price increases.

Europe
The performance in the first quarter reflected continued difficult markets and the strong prior year comparator, particularly in ice cream where the early spring weather in the prior year was not repeated. Southern Europe remains particularly difficult and consumer confidence in northern Europe continues to be eroded by fiscal tightening and the continuing impact of the financial crisis.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2012 Group financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q1 2013 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2690
Per Unilever PLC ordinary share:	£ 0.2291
Per Unilever N.V. New York share:	US$ 0.3494
Per Unilever PLC American Depositary Receipt:	US$ 0.3494

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 23 April 2013.

US dollar cheques for the quarterly interim dividend will be mailed on 11 June 2013 to holders of record at the close of business on 10 May 2013. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2013 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q1 2013	25 April 2013	8 May 2013	10 May 2013	12 June 2013*
Quarterly dividend - for Q2 2013	25 July 2013	7 August 2013	9 August 2013	11 September 2013
Quarterly dividend - for Q3 2013	24 October 2013	6 November 2013	8 November 2013	11 December 2013

*
Please note that within the Financial calendar section on page 144 of our printed version of the 2012 Annual Report and Accounts, the payment date for the quarterly dividend announced with the Quarter 1 2013 results was incorrectly stated as 2 June 2013. The correct payment date for the interim dividend in respect of the first quarter of 2013 is 12 June 2013 as noted in the table above.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2012 and the Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6719 trevor.gorin@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com
There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

SEGMENT INFORMATION - CATEGORIES
(unaudited)
First Quarter	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2012	4,260	3,568	2,198	2,118	12,144
2013	4,416	3,374	2,274	2,100	12,164
Change (%)	3.6	(5.4)	3.5	(0.9)	0.2
Impact of:
Exchange rates (%)	(4.1)	(1.9)	(5.3)	(3.0)	(3.5)
Acquisitions (%)	-	-	-	-	-
Disposals (%)	(0.3)	(3.2)	(0.1)	(0.1)	(1.1)

Underlying sales growth (%)	8.3	(0.5)	9.4	2.2	4.9
Price (%)	2.6	0.9	3.9	3.9	2.6
Volume (%)	5.6	(1.4)	5.2	(1.6)	2.2

SEGMENT INFORMATION - GEOGRAPHICAL AREA
(unaudited)
First Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2012	4,823	4,091	3,230	12,144
2013	5,029	4,029	3,106	12,164
Change (%)	4.2	(1.5)	(3.8)	0.2
Impact of:
Exchange rates (%)	(4.5)	(4.7)	(0.3)	(3.5)
Acquisitions (%)	-	-	0.1	-
Disposals (%)	(0.1)	(2.6)	(0.6)	(1.1)

Underlying sales growth (%)	9.2	6.1	(3.1)	4.9
Price (%)	3.7	4.0	(1.0)	2.6
Volume (%)	5.4	2.0	(2.1)	2.2

Additional geographical information
(unaudited)
	First Quarter
	Turnover	USG	UVG	UPG
	€m	%	%	%
Unilever Total	12,164	4.9	2.2	2.6
Developed markets	5,155	(1.9)	(1.2)	(0.7)
Emerging markets	7,009	10.4	5.0	5.1

	First Quarter
	Turnover	USG	UVG	UPG
	€m	%	%	%
The Americas	4,029	6.1	2.0	4.0
North America	1,999	0.3	0.1	0.2
Latin America	2,030	12.3	4.0	7.9